Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting of August 3, 2016

Manual for Shareholders’ Participation

Extraordinary General Shareholders’ Meeting

of August 3, 2016

TABLE OF CONTENTS

3	Message from the Management

4	Call notice

7	Additional procedures

8	Management Proposal

9	Annex I – Annex 19

18	Annex II – Valuation Report

72	Annex III – Material Notice

75	Model for power of attorney

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are pleased to invite you to attend the Extraordinary General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on August 3, 2016, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, Auditório, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newspapers Valor Econômico on July 4, 5 and 6, 2016, and Diário Oficial do Estado de São Paulo on July 2, 5 and 6, 2016, also available at the Company’s website (www.ultra.com.br).

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

In addition to the information disclosed, we also inform you that Ultrapar’s Investor Relations team will be available for additional clarification by e-mail invest@ultra.com.br or telephone +55 11 3177-7014.

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions.

We count on your presence.

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 Call Notice

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend the Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or “Company”) to be held on August 3, 2016, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (“Shareholders’ Meeting”) in order to discuss, in accordance with paragraph 1 of the Article 256 of the Brazilian Corporate Law, the acquisition, through its wholly-owned subsidiary Ipiranga Produtos de Petróleo S.A., direct or indirectly, of the total capital stock of Alesat Combustíveis S.A. and the assets comprising its operations, according to the Material Notice released on June 12, 2016.

Attendance at the Meeting

The shareholders of the Company, including holders of American Depositary Receipts (“ADRs”), may attend to the Meeting in person or represented by proxies and must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Shareholders’ Meeting.

Holders of ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated September 16, 1999, as amended (“Deposit Agreement”). The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•	Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting power of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and;

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of August 1, 2016.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with articles 6 and 19 of CVM Instruction nr 481, of December 17, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM website (www.cvm.gov.br), in the Company’s headquarters, in the BM&FBOVESPA website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br), where the Manual of the Extraordinary General Shareholders’ Meeting is also available.

São Paulo, July 1, 2016.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ADDITIONAL PROCEDURES

The documents necessary for your participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

We kindly ask you to send the documents listed above to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to 2:00 p.m. of August 1, 2016.

ULTRAPAR PARTICIPAÇÕES S.A. Public-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company’s shareholders the following Management Proposal, regarding the matter to be deliberated upon at the Company’s Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on August 3, 2016, at 2:00 p.m.:

Approval, in accordance with the terms of paragraph 1 of Article 256 of the Brazilian Corporate Law, of the acquisition, through the Company’s wholly-owned subsidiary, Ipiranga Produtos de Petróleo S.A., direct or indirectly, of the total capital stock of Alesat Combustíveis S.A. and the assets comprising its operations (“ALE”).

We propose the approval of the acquisition of 100% of ALE, through the Company’s wholly-owned subsidiary, Ipiranga Produtos de Petróleo S.A. The Management believes that this acquisition will produce benefits to the Company and its shareholders, as described in the Annex I of the current proposal, in accordance with the Article 19 of CVM Instruction 481/09.

We also present an appraisal report (Annex II) prepared by an independent appraiser, in accordance with paragraph 2 of Article 256 of the Brazilian Corporate Law.

As an additional reference of information on this subject, we included the Material Notice released by the Company on June 12, 2016 in this Management Proposal (Annex III).

We emphasize that, in accordance with paragraph 2 of Article 256 combined with item II of Article 137, both of the Brazilian Corporate Law, the dissenting shareholders of this resolution are not entitled to withdrawal rights, once the Company’s shares have market liquidity and dispersion.

São Paulo, July 1, 2016.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ANNEX I – ANNEX 19

Draft

06.30.2016

ANNEX 19 (as set forth in CVM Instruction No. 481/09)

ACQUISITION OF CONTROL

1 – Describe the transaction

On June 12, 2016, Ultrapar Participações S.A. (“Ultrapar”) and its wholly owned subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga” or “Purchaser”) executed the purchase and sale agreement of equity interests and other covenants (“SPA”) for the acquisition, direct and indirectly, of the total share capital of Alesat Combustíveis S.A., as well as the assets comprising its operation (“Acquisition”).

Executed the SPA as sellers ASM Participações Societárias S.A., DBVA SAT Holdings (Canada), LLC, DBVA SAT Holdings (Delaware), LLC, Marcelo Henrique Ribeiro Alecrim, Flávia do Carmo de Mello Alecrim, Jair de Andrade Alecrim Neto, Ciro da Fonseca Ferreira, Edna de Fátima Alecrim Ferreira, Jucelino Oliveira de Sousa and J&A Participações e Consultoria Ltda. (collectively, “Sellers”) and, also, as intervening parties, DBVA SAT Holdings Administração e Participações Ltda. (“DBVA”), SAT Participações S.A. (“SAT PAR”), SAT Holdings S.A. (“SAT Holding”), TAS Participações S.A. (TAS and, together with DBVA, SAT PAR, SAT Holding, the “Holdings”) and Alesat Combustíveis S.A. (“ALESAT”), and its subsidiaries, Ale Combustíveis S.A. (“Subsidiary”), Alecred Promotora de Negócios de Crédito Ltda. (“Promoter”) and Alesat Comercial Importações e Exportações Ltda. (“Importer” and, together with Alesat, the Subsidiary and the Sales Promoter, as the “Acquired Companies”).

The SPA sets forth the terms and conditions for the Acquisition, which is subject to certain usual conditions precedent for this type of operation, in addition to the approval by the Brazilian Antitrust Authority – CADE and by the extraordinary general shareholders’ meeting of Ultrapar, on the terms of article 256 of the Brazilian Corporate Law.

For further information, see Material Notice published on June 12, 2016, attached to the Management Proposal.

2 – Inform the reason, whether pursuant to Bylaws or Law, why the transaction was submitted for the approval of the meeting

The Acquisition is submitted for the approval by the extraordinary general shareholders’ meeting of Ultrapar in compliance with the provision in article 256, item I, of the Brazilian Corporate Law, given that the purchase price is considered a relevant investment, according to article 247, sole paragraph, of the Brazilian Corporate Law.

3 – Regarding the company whose control was or will be acquired:

a. Inform the name and qualification

•	DBVA SAT HOLDINGS ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA., a limited liability company headquartered in the City of São Paulo, SP, at Avenida Brigadeiro Faria Lima No. 3.311/5 andar, enrolled with the CNPJ/MF under No. 04.941.774/0001-78;

•	SAT PARTICIPAÇÕES S.A., a company headquartered in the City of Parnamirim, RN, at Rua José Peixoto No. 283, Sala 02, enrolled with the CNPJ/MF under No. 05.749.030/0001-19;

•	SAT HOLDING S.A., a company headquartered in the City of Parnamirim, RN, at Rua Jose Peixoto No. 283, Sala 01, Térreo, enrolled with the CNPJ/MF under No. 05.969.901/0001-00]; and

•	TAS PARTICIPAÇÕES S.A., a company headquartered in the City of Natal, RN, at Rua Manoel de Castro No. 125, Ala D, Sala 1, enrolled with the CNPJ/MF under No. 07.901.744/0001-26.

•	ALESAT COMBUSTÍVEIS S.A., a company headquartered in the City of Natal, RN, at Rua Manoel de Castro No. 1.170, enrolled with the CNPJ/MF under No. 23.314.594/0001-00 (“ALESAT”);

•	ALE COMBUSTÍVEIS S.A., a company headquartered in the City of Natal, RN, at Rua Manoel de Castro No. 1.170, Annex, enrolled with the CNPJ/MF under No. 01.136.598/0001-03;

•	ALECRED PROMOTORA DE NEGÓCIOS DE CRÉDITO LTDA., a limited liability company headquartered in the City of Natal, RN, at Rua Manuel de Castro No. 1.170, Térreo, Ala B, Sala 01, enrolled with the CNPJ/MF under No. 09.547.644/0001-79; and

•	ALESAT COMERCIAL IMPORTAÇÕES E EXPORTAÇÕES LTDA., a limited liability company headquartered in the City of Natal, RN, at Rua Manuel de Castro No. 1.170, 1º andar, Sala 01, enrolled with the CNPJ/MF under No. 23.946.105/0001-33.

b. Please inform the number of shares or units of ownership of each class or type issued

DBVA’s share capital is R$28,177,342.00, divided into 28.177.342 quotas, all of them subscribed for and paid-in.

SAT PAR’s share capital is R$ 7,215,612.00, divided into 7.215.612 shares, all of them being common shares subscribed for and paid-in.

SAT HOLDING’s share capital is R$ 7,861,123.00, divided into 7.861.123 shares, all of them being common shares subscribed for and paid-in.

TAS’s share capital is R$ 61,308,226.00, divided into 61.308.226 shares, all of them being common shares subscribed for and paid-in.

ALESAT’s share capital is R$112,866,916.33, divided into 108.418.234 common shares, 2,000,000 being preferred shares class A and 1,804,358 preferred shares class B, all of them being registered and without par value, totally subscribed for and paid-in.

Promoter’s share capital is R$4,501,000.00, divided into 4.501.000 quotas, with par value of R$1.00, all of them subscribed for and paid-in.

The Subsidiary’s share capital is R$153,893,282.52, divided into 153,893,282 common shares, without par value, all of them subscribed for and paid-in.

Importer’s share capital is R$450,000.00, divided into 450,000 quotas, with par value of R$1.00 (one Real), all of them subscribed for and paid-in.

c. List all of the direct or indirect controlling shareholders or members of the controlling block, and their stake in the share capital, if they are related parties, as defined by the accounting rules addressing the matter.

The Sellers, all referred to in section 1 above and whose equity interests in the share capital are identified in section 4.b below, hold the total of the share capital of the Acquired Companies. The Sellers are not qualified as related parties of Ultrapar, such as defined by the accounting rules addressing such matter.

d. For each class or type of share or quotas of the company, whose control will be acquired, inform:

i. The minimum, average and maximum price for each year, on the markets where they are traded, for the last 3 (three) years

Not applicable. The shares or quotas of the Acquired Companies do not have any history of trading, considering they are shares or quotas of closely-held companies.

ii. Minimum, average and maximum price for each quarter, on the markets where they are traded, for the last 2 (two) years

Same as item d. (i) above.

iii. Minimum, average and maximum price each month, on the markets where they are traded, for the last 6 (six) months

Same as item d. (i) above.

iv. Average price, on the markets where they are traded, in the last 90 days

Same as item d. (i) above.

v. Net equity value at market prices, if the information is available

Information not available.

vi. Annual net income for the last 2 (two) fiscal years, monetarily updated

HOLDINGS: In the last two fiscal years, the Holdings owned other assets and activities in Brazil that shall not be transferred to Ipiranga at the closing of the Acquisition and, for this reason, were not considered for stablishing the price of the Acquisition. Therefore, the available information of net income related to the fiscal years of 2014 and 2015 are not compatible with the assets acquired and are not relevant for the subject to be deliberated upon at the extraordinary general shareholders’ meeting of Ultrapar.

ALESAT: The net income of ALESAT in the last 2 years before the Acquisition was R$ 50.2 million for the year ended December 31, 2014 and R$ 35.1 million for the year ended December 31, 2015, both monetarily adjusted for the inflation rate (IPCA) accumulated until June 12, 2016. The amounts consolidate the results of Subsidiary, Promoter and Importer.

4 – Main terms and conditions of the transaction, including:

a. Identification of the sellers

•	ASM PARTICIPAÇÕES SOCIETÁRIAS S.A., a limited liability company headquartered in the City of Belo Horizonte, MG, at Rua Paraíba No. 1.000/1502, enrolled with the CNPJ/MF under No. 07.855.352/0001-78;

•	DBVA SAT HOLDINGS (CANADA), LLC, a company duly organized and validly existing according to the Laws of the State of Nova Scotia, Canada, headquartered at Suite 800-1959, Upper Water Street, Halifax, NS, Canada—B3J 2X2;

•	DBVA SAT HOLDINGS (DELAWARE), LLC, a company duly organized and validly existing according to the Laws of the State of Delaware, United States of America, headquartered at 2711, Centerville Road, Room 400, Wilmington, Delaware 19080;

•	MARCELO HENRIQUE RIBEIRO ALECRIM, Brazilian, married, businessman, bearer of identity card issued by the SSP/RN No. 510.578 and enrolled with the CPF/MF under No. 444.657.424-87;

•	FLÁVIA DO CARMO DE MELLO ALECRIM, Brazilian, single, student, bearer of identity card issued by the SSP/RN No. 2.336.403 and enrolled with the CPF/MF under No. 060.308.004-93;

•	JAIR DE ANDRADE ALECRIM NETO, Brazilian, single, student, bearer of identity card issued by the SSP/RN No. 002407386 and enrolled with the CPF/MF under No. 060.308.224-62;

•	CIRO DA FONSECA FERREIRA, Brazilian, married, administrator, bearer of identity card issued by the IMELEC/RN No. 186.172 and enrolled with the CPF/MF under No. 130.668.894-91;

•	EDNA DE FÁTIMA ALECRIM FERREIRA, Brazilian, married, administrator, bearer of identity card issued by the SSP/RN No. 379.933 and enrolled with the CPF/MF under No. 358.063.034-20;

•	JUCELINO OLIVEIRA DE SOUSA, Brazilian, married, economista, bearer of identity card issued by the SSP/BA No. 1.996.308 and enrolled with the CPF/MF under No. 370.840.385-15;

•	J&A PARTICIPAÇÕES E CONSULTORIA LTDA., a limited liability company headquartered in the City of Parnamirim, RN, at Rua José Peixoto, 283 / 1 andar, sala 5, enrolled with the CNPJ/MF under No. 11.155.961/0001-80.

b. Total number of shares or quotas acquired or to be acquired

DBVA SAT HOLDINGS ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA.
Selling Quotaholders	Number of Quotas
DBVA SAT Holdings (Canada) ULC	28,177,341
DBVA SAT Holdings (Delaware) LLC	1

Total	28,177,342

SAT PATICIPAÇÕES S.A.
Selling Shareholders	Number of Shares
Marcelo Alecrim	7,215,610
Jair Neto Alecrim	1
Flávia Alecrim	1

Total	7,215,612

SAT HOLDING S.A.
Selling Shareholders	Number of Shares
SAT PARTICIPAÇÕES S.A.	7,526,786
Ciro da Fonseca Ferreira	249,247
J & A Participações e Consultoria Ltda.	76,492
Edna de Fátima Alecrim Ferreira	8,598

Total	7,861,123

TAS PARTICIPAÇÕES S.A.
Selling Shareholders	Number of Shares
Sat Holding S.A.	38,865,409
DBVA SAT Holdings Adm. e Part. Ltda.	21,861,793

Total	60,727,202

The shares or quotas issued by the Acquired Companies are fully held by the Holdings listed above, so that, upon the Acquisition, Ipiranga will become directly or indirectly holder of all the shares or quotas issued by the Acquired Companies.

c. Total price

The total amount of the acquisition is R$ 2,168 million, which is comprised of:

Base Price: R$ 2,112 million, subject to working capital and net debt adjustments as of the closing date of the transaction (“Base Price”);

Non-competition Obligation for the shareholder Marcelo Henrique Ribeiro Alecrim for one (1) year in addition to the 3 year term set forth for the others sellers: R$8 million; and

Acquisition of the logistics facilities of Betim and Duque de Caxias, owned by ASM Participações S.A. and Ale Postos de Serviços Ltda.: R$48 million, being R$28.8 million for the logistics facility of Betim and R$19.2 million for the logistics facility of Duque de Caxias. The owners of the referred logistics facilities have a put option against ALESAT in case of sale of its control, according to the Lease Agreement with Put Option, dated of 07.03.2006. Betim logistics facility will be purchased on the closing date and the acquisition of Duque de Caxias logistics facility shall be subject to restoring the good standing of the real estate property and its improvements within the relevant registry of deeds , which shall occur within five (5) years as from the date of the transaction closing. In case the good standing restoration is not accomplished, the Purchaser may choose not to purchase the logistics facility of Duque de Caxias.

d. Price per share or quota for each type and class

The transaction structure does not allow an individualized the price per share or quota of each one of the Acquired Companies. Therefore, it is not possible to assign a price per share. The total value of the Acquisition corresponds to the combination of Acquired Companies and assets comprising the operation of ALESAT, as indicated above.

e. Form of Payment

On the closing date, it shall be paid to the Sellers, in domestic currency, the Base Price mentioned above, upon deduction of (i) the amount of R$ 300 million that will be maintained in an escrow account according to item “j”; and (ii) the amount corresponding to 15% of the Base Price for net debt and working capital adjustments as of the closing date.

On the closing date, it shall also be paid R$8 million for the additional 1 year of non-competition obligation assumed by Marcelo Henrique Ribeiro Alecrim, and the amount of R$28.8 million for the acquisition of the logistics facility of Betim. The amount of R$ 19.2 million for the acquisition of Duque de Caxias logistics facility shall be subject to certain conditions, which shall occur within five (5) years as from the date of the transaction closing

f. Condition precedent and condition subsequent to which the transaction is subject

The closing of the Acquisition is subject to certain conditions precedent usual in transactions of such nature, among which (i) the approval by CADE; (ii) the approval of the Acquisition by the extraordinary general shareholders’ meeting of shareholders of Ultrapar, according to article 256 of Brazilian Corporate Law; (iii) inexistence of any law preventing the Acquisition from being completed according to the SPA; (iv) confirmation that the representations and warranties provided by the parties at the SPA are true, accurate and complete, and shall remain like this until completion of the closing; and (v) absence of material adverse effect.

g. Summary of representations and warranties of the sellers

The main representations and warranties provided by the Sellers, among other usual to transactions of similar nature of the Acquisition, are (i) organization (on the terms of the respective jurisdictions), capacity, legitimacy and authorizations required to execute and perform the SPA and to comply with the terms, validity and enforcement, absence of breach and consents required for the performance of the SPA; (ii) inexistence of act, fact, event or demand that may cause any material adverse effect in relation to any of the Acquired Companies and/or to the Sellers; (iii) proper conduct of the business; (iv) compliance and adequacy of the financial statements, title and absence of lien over the assets, good standing, validity and enforceability of the agreements of the Holdings and of the Acquired Companies; (v) compliance and e adequacy of the corporate, tax, social security, accounting books and records as well as other ancillary records, supporting documentation, and other records of the Holdings and of the Acquired Companies; (vi) compliance with labor, tax, competition, environmental and anticorruption obligations; (vii) compliance and good standing of the licenses and authorizations to conduct the business of the Acquired Companies, including the environmental licenses; (viii) good standing and regularity of agreements executed; (ix) absence of liquidation or bankruptcy of the Holdings and of the Acquired Companies; and (x) maintenance and adequacy of coverage of insurances and performance of the obligations referring to the insurance policies.

h. Rules on the indemnification of purchasers

The Sellers shall indemnify Ipiranga and the Acquired Companies, and their respective affiliates, management, employees and agents, and, further, each one of their successors, from and against any other loss, obligation, penalty, fine, impairment, damage, cost and expense borne, incurred or disbursed by any one of them, as result of: (a) any forgery, error, inaccuracy, incompleteness or violation of any of the representations and warranties made by the Sellers or by the Acquired Companies to Ipiranga in the SPA; (b) action or omission of any of the Sellers resulting in breaching the SPA or defaulting, noncompliance, defective, untimely or partial compliance of any obligation of responsibility of the Sellers or of the Acquired Companies; (c) acts or facts of any nature occurred until the date of the closing of the Acquisition, even if the effects thereof are only subsequently confirmed, even if it has not been disclosed; and (d) any obligations, liabilities, responsibilities or contingencies of acts, facts, events or omissions of any nature related to the Sellers and/or companies of their respective business group (excluding acts, facts, events or omissions by the Acquired Companies occurred after the closing) occurred at any time before or after the closing date that are charged directly to Ipiranga or its indemnitees due to succession or under the theory that, because of the Acquisition, such parties are members or will be members of the same business group of the other companies of the business group of such Seller.

Certain limitations of time and value shall apply. Except for an event of intent, fraud or bad-faith, the parties hereby waiver the right to claim or demand any indirect damage, loss of profit, loss of opportunity, mental distress or institutional damage through direct claims from one party against the other.

i. Required government approvals

The Acquisition shall be subject to approval by CADE.

j. Collaterals granted

By the Sellers: for better balancing the risks and value, the parties agreed with maintenance of the guarantee value at R$ 300 million in an account created specifically for that purpose, and the funds deposited therein shall be allocated to payment of any liabilities or contingencies occured prior to the closing of the transaction.

By the Purchaser: Ultrapar executed the SPA as surety and main payer, jointly and severally liable with Ipiranga, of any and all obligations of payment assumed by Ipiranga under the SPA.

5. Purpose of the transaction

On March 31, 2016, Ipiranga had a network of 7,241 service stations throughout Brazil, aimed to provide a complete experience to its customers, from fuel and lubricants to the most innovative and daily-use products. Its network comprises 1,919 am/pm stores, of which 537 include bakeries, and 1,473 Jet Oil units (lubes change and car specialized services). Through its differentiation strategy, based on the offer of diversified products and services, Ipiranga has the largest loyalty program of Brazil, “Km de Vantagens”, with over 21 million participants. Having developed a wide business structure and a well established service and convenience background in the service station, Ipiranga moves more decidedly towards the “Posto Completo Digital” (Complete and digital service station) concept, materialized by digital platforms of e-commerce and the applications connecting the customer to Ipiranga’s service station network, such as the smartphone app “Abastece Aí”, a pioneer initiative that promotes a new refueling experience, offering further practicality to the consumer.

ALE’s network is geographically complementary to Ipiranga’s, especially in the Northeast region, where Ipiranga has lower market share and has focused its investments.

With the Acquisition, Ipiranga plans to extend its differentiation strategy to ALE’s network, strengthening the company and the relationship with resellers by its investment capacity. The combination of the two companies also provides improved efficiency and competitiveness, resulting in benefits to consumers, resellers and to the society as a whole.

6. Analysis of the benefits, costs and risks of the transaction

The Acquisition shall add to Ultrapar good quality and strategically relevant assets to the continue of Ipiranga’s expansion. The rationale of the acquisition derives primarily from the geographical complementarity of ALE’s network and Ipiranga, providing strengthening of the company particularly in the Northeast region, where Ipiranga has lower market share. It is expected that benefits be produced through the regional expansion, larger scale of the operations and of the implementation of Ipiranga’s business model in the service stations of the acquired network, positively impacting the company, resellers and consumers, with a series of services and conveniences.

The integration of ALE’s network with Ipiranga’s shall provide, for example, more efficiency, strengthening of the relationships with resellers, dilution of advertising and marketing expenses, and development of products and gain of scale in the business transaction.

The main costs associated with the Acquisition are those related to the integration of the operations, which include expenses incurred with travel expenses, information systems and personnel costs. The integration of the activities involves converting the network of ALE service stations to Ipiranga brand, which comprises the visual identity change of ALE service stations to the standards of Ipiranga stations, through adhesive, paint and replacement of banners, among others, and which produce additional expenses with the remodeling of the stations. Regarding the risks, Ipiranga assumed certain obligations of the business of the Acquired Companies; therefore, existing financial liabilities, legal obligations and other contingencies – except for the indemnifications agreed upon with SPA – shall become Ipiranga’s responsibility.

Additionally, Ipiranga might incur in additional costs if restrictions shall be imposed by governmental authorities, should the Acquisition be approved upon imposition of restrictions

7. Costs for the company if the transaction is not approved

The possible non-approval of the Acquisition by the extraordinary general shareholders’ meeting of Ultrapar shall result in termination of the agreement, with imposition of a compensatory fine of R$ 50 million due by the Purchaser on behalf of the Sellers.

8. Describe the sources of funds for the transaction

Ultrapar and Ipiranga have their own funds to assume the payment of the total value of the Acquisition. However, they may decide for hiring a financing with first class financial institutions. The closing of the transaction is not subject to such funds. There will be no issuance of shares to pay the Acquisition.

9. Describe the management’s plans for the company whose control was or will be acquired

The management’s plan includes integrating the acquired operation with the operations of Ipiranga, enabling growth and more competitiveness through the largest operating scale and most efficient logistics. Furthermore, the Acquisition will geographically complement the network of Ipiranga’s service stations, as described under section 6.

10. Provide management’s statement with justification, recommending approval of the transaction

Considering the information contained in this Annex, the management recommends the approval of the Acquisition, which, we believe will produce benefits to Ultrapar and its shareholders, considering that the Acquisition will geographically complement the network of service stations of Ipiranga, strengthen the business of distribution of fuel of Ipiranga.

11. Describe any existing corporate relation, even if indirect, between:

a. Any of the sellers or the company whose control was or will be disposed of; and

b. Parties related to the company, as defined by the accounting rules related to this subject

Ultrapar is not aware of the existence of corporate relationship between parties related to Ultrapar, such as defined by the accounting rules, and to the Sellers or to the Acquired Companies.

12. Provide the details of any transaction carried out in the past two (2) years by any of the parties related to the Company, as defined by the accounting rules related to this subject, involving equity interest or other securities or debt instruments of the company whose control was or will be acquired

Ultrapar is not aware of the existence of transactions carried out by any parties related to Ultrapar, as described above.

13. Provide a copy of all the reports and studies prepared by the company or by third parties, which served as the basis for the acquisition price

The price of the Acquisition was determined in negotiations between Ultrapar and the Sellers, independent and autonomous parties, based on the assessment that each party had on the business of the Acquisition and the financial information provided to Ultrapar by the Sellers. It is worth mentioning that the management of Ultrapar has the required knowledge about the market in which the Acquired Companies operate for the appraisal of the business and discussion and negotiation of the price with the Sellers.

Additionally, in compliance with article 256, paragraph 1st of the Corporation Law, the management hired the preparation of a valuation report, which shall be disclosed on this date together with the documents required for calling the extraordinary general shareholders’ meeting of Ultrapar.

14. In relation to third parties who prepared studies or valuation reports:

a. Inform the name

Banco Bradesco BBI S.A., enrolled with the CNPJ/MF under No. 06.271.464/0073-93, located at Avenida Paulista, No. 1.450, 8º andar, in the City and State of São Paulo (“Appraisal Firm”).

b. Describe its skills

The Appraisal Firm is one of the largest investment banks in the country, having participated in relevant transactions in the Brazilian market. It is responsible for the valuation of companies for purposes of acquisition of equity interests and public offers, as well as originating, structuring, performing and distributing operations in the segment of variable income, fixed income, structured operations, mergers, acquisitions and financing of projects, as can be verified by its track record available in its website (www.bradescobbi.com.br).

c. Describe how they were chosen.

The Appraisal Firm was selected because of its quality, experience and track record in valuation reports and overall advisory.

d. State if they are related parties to the company, as defined in the rules governing this matter

The Appraisal Firm is not a related party of the Company.

ANNEX II – VALUATION REPORT

Bradesco BBI
June 27th, 2016
Valuation Report Alesat Combustíveis S.A.

This is a free translation and the Portuguese version should prevail
Disclaimers
1.Banco Bradesco BBI S.A. (“Bradesco BBI” or “Appraiser”) was hired by Ultrapar Participações S.A. (“Ultrapar”) to prepare a valuation report of the economic value (“Valuation Report”) of Alesat Combustíveis S.A. (“Alesat” or “Company”) with reference date on December 31, 2015, in the context of the acquisition of Alesat by Ultrapar (“Transaction”), exclusively for the purposes of paragraph 1 of article 256 of Law No. 6.404, dated December 15, 1976, as amended (“ Lei das SA”);
2.This Valuation Report was prepared exclusively in Portuguese and, should it be translated into another language, the Portuguese version shall prevail;
3.This Valuation Report, including its analyses and conclusions, together with any and all of the services rendered and/or materials provided by Bradesco BBI in connection with the rendering of the services to Ultrapar are not, and shall not be used or deemed, in any event, as (i) an opinion with respect to the convenience or determination of the Transaction’s fair price (fairness opinion); (ii) a recommendation regarding any of the Transaction’s aspects; (iii) a statement or an valuation report for any purposes other than those of paragraph 1 of article 256 of the Lei das SA; (iv) a recommendation for Ultrapar or any of its shareholders, or their respective controlling companies, subsidiaries or related companies, with respect to the manner that they should vote or act in any of the matters related to the Transaction; (v) a recommendation regarding the convenience and suitability of the Transaction;
4.Bradesco BBI does not take any responsibility for (i) the use of this Valuation Report or any of the analyses, statements, opinions and conclusions contained herein for purposes other than those mentioned in item 1 above, including, without limitation, the purposes mentioned in articles 4, 8 (caput), 226 and 264 of the Lei das SA; (ii) any losses, damages or liabilities that any party may incur in connection with the preparation of this Valuation Report and/or the performance of the Transaction, which are caused as a result of the disclosure, reproduction or use of this document with a purpose other than its intended purpose expressly stated in this Valuation Report; (iii) opinions and/or reports by any external advisor that may advise Ultrapar, even if such advisors are suggested, directly or indirectly, by Bradesco BBI; (iv) the use of the information contained in this Valuation Report with respect to assets that are not included within the scope of this Valuation Report’s and that may affect, in any way, the relationship between the parties; (v) the accuracy, correctness, integrity, reasonability, precision and means of preparation and disclosure of the Available Information, regardless of the ways pursuant to which they have been produced, which, except for the public information, are of Ultrapar and Alesat’s only and exclusive responsibility, as applicable; (vi) the effectiveness of the methodology, premises and parameters deemed appropriate for the preparation of this Valuation Report; and (vii) the event that the future results deviate from the estimates and projections contained in this Valuation Report;
5.This Valuation Report, notwithstanding the provision of paragraph 1 of article 256 of the Lei das SA, is not intended to support any investment decisions by Ultrapar, its managers, members of the audit committee or other committees, as well as its shareholders. In this context, Bradesco BBI strongly recommends that this Valuation Report should not be used as the sole basis to support any decisions regarding the Transaction by Ultrapar’s managers or shareholders.
6.The preparation of this Valuation Report is a complex process which involves personal judgments and it shall not be subject to partial analysis or summarized descriptions. Bradesco BBI does not attribute special relevance to certain aspects taken into consideration in this Valuation Report, rather, on the contrary, it has conducted a qualitative analysis of the relevance of the totality of said aspects. Accordingly, this Valuation Report shall be viewed as a whole and an analysis based upon selected parts, summaries or specific aspects without due regard to the totality of this Valuation Report may result in an incomplete and misguided understanding of the analysis made by Bradesco BBI and the conclusions presented herein. This Valuation Report’s conclusions refer exclusively to the Transaction and shall not be extended to any other matters or transactions, either present or future ones, involving Alesat, Ultrapar or the sector in which they operate.

This is a free translation and the Portuguese version should prevail
Disclaimers (cont’d)
7.This Valuation Report is intellectual property of Bradesco BBI and any of the statements, advices and opinions may only be used, as well as the Valuation Report’s content may only be disclosed or conveyed to third parties, distributed, replicated, summarized or mentioned, exclusively for the purposes of paragraph 1 of article 256 of the Lei das SA, except if: (i) its use, disclosure, distribution or replication is previously approved in writing by Bradesco BBI; (ii) required by public authorities; or (iii) necessary for judicial proceedings or other requests before public authorities;
8.During the preparation of this Valuation Report, Bradesco BBI conducted a strictly financial and economic analysis of the Company, taking into consideration, to this end, only the liabilities and contingencies accounted for, provisioned or disclosed in the financial statements, given that the following issues have not been analyzed, reviewed or taken into consideration : (i) other contingencies of any nature, including, without limitation, corporate, tax, labor, environmental, regulatory, administrative or judicial contingencies; and (ii) any prior evaluations of the Company, its related companies or any of their respective securities, conducted by Bradesco BBI or other institution in the context of past transactions, offerings or negotiations involving Ultrapar or Alesat, or their respective related companies or subsidiaries (
9.Reference date of this Valuation Report is December 31, 2015 (reference date of the last audited financial statements of Alesat provided by Ultrapar);
10.The information contained in this Valuation Report was based upon (i) the information and audited financial and operational statements of the Company, with reference date on December 31, 2015; (ii) the Company
11.The Available Information has been discussed with Ultrapar
12.Bradesco BBI has not made, nor will it make, either expressly or implicitly, any representation or warranty with respect to the Available Information or to third parties hired by Bradesco BBI (including studies, projections or, further, premises or estimates for results and/or synergies upon which said projections are based) to advise or assist in the preparation of this Valuation Report;
13.Information on demographic, macroeconomic and regulatory aspects, as well as on the stock market and target market in which Alesat operates mentioned in this Valuation Report, if not provided by Ultrapar or its management, has been based upon information subject to public access and deemed trustworthy;

This is a free translation and the Portuguese version should prevail
Disclaimers (cont’d)
14.Bradesco BBI presumes and trusts in the accuracy, correctness, integrity, reasonability and precision of all the Available Information. During the preparation of this Valuation Report, Bradesco BBI assumed, without any independent assessment or analysis, that (i) all the assets accounted for or mentioned in the financial statements are property of the Company and are not subject to disputes regarding its ownership and economic use; (ii) Company’s credits accounted for in the financial statements shall be paid by their respective debtors during the ordinary course of business, given the Company’s history of payment; (iii) all of the liabilities, including contingencies, have been duly accounted for or disclosed in the financial statements in line with the applicable accounting rules, in such a way that there are no liabilities (actual or contingent) that should have been disclosed in accordance with the accounting rules and that may affect the financial and economic value of the Company; (iv) all of the debts accounted for or disclosed by the Company in its financial statements will be paid by the Company in its ordinary course of business; (v) there are no assets or liabilities which are not accounted for or disclosed in the consolidated financial statements, except for assets and liabilities which are expressly mentioned in the Available Information or which should not be mandatorily accounted for or disclosed according to the accounting rules; (vi) tax or regulatory benefits accounted for in the Company’s consolidated financial statements or mentioned in the Available Information (including tax or regulatory benefits that the Company expects to obtain within the projected timeframe) of this Valuation Report) are obtained, created, appropriated and used in strict compliance with the applicable legislation, not subject to further questioning by public authorities or any third parties;
15.Bradesco BBI has not conducted, nor has it undertaken to conduct, (i) any assessment or re-evaluation of Alesat’s assets and liabilities, whether accounted for or not (actual or contingent); (ii) review or due diligence in the financial statements, in the Available Information and other documents upon which the analyses contained in this Valuation Report were based; (iii) technical diligence in Alesat’s businesses; (iv) assessment as to the solvency or to the fair price of Alesat, in accordance with any regulation regarding bankruptcy, insolvency or matters related thereto; (vi) studies on the Company’s intrinsic risks, its business, assets and liabilities; (vii) analysis and credit rating of the Company’s securities, bonds and financial instruments owned by the Company, its subsidiaries or related companies or issued by the Company, its subsidiaries or related companies; (viii) any in loco inspections in Alesat’s properties, facilities and assets; (ix) any independent verification with respect to the accuracy, correctness, integrity, reasonability and precision of the Available Information or any other information, either public or private, regarding the Company, its subsidiaries and related companies, including, without limitation, any financial information, estimates or projections taken into account or used in the preparation of this Valuation Report; (x) no due diligence proceeding or advisement of any nature; or (xi) investigations about Company’s shareholders or about the existence and ownership, as well as inexistence of encumbrances on the shares issued by Alesat
16.Ultrapar acknowledges that every study, analysis and projection conducted by Bradesco BBI has been made in light of the methods and models deemed the most appropriate by Bradesco BBI. In this sense, Bradesco BBI does not take any responsibility for the effectiveness of such methods, premises and parameters, and it shall not have the obligation to indemnify, should the future results deviate from the estimates and projections, since such estimates and projections have been based upon the Available Information.
17.The information contained in this Valuation Report reflects the financial conditions of the Company on the reference date, in accordance with the Available Information. Any event or fact related to the Company or to the market after the reference date may affect the results presented herein. Bradesco BBI is not obligated, at any time, to update, revise, reaffirm or revoke any information contained in this Valuation Report, fully or partially, or to give any additional information in connection with this Valuation Report.

This is a free translation and the Portuguese version should prevail
Disclaimers (cont’d)
18.Other valuations of companies or sectors prepared by Bradesco BBI might be based upon market premises different from those used in this Valuation Report, meaning that the research department and other Bradesco BBI’s departments and other related companies might use different estimates, projections and methodologies in their analyses, reports and publications, in a way that such analyses, reports and publications might contain conclusions that deviate from those presented in this Valuation Report;
19.For the purpose of assessing its economic value, the Company was evaluated in accordance with the following criteria: (i) economic value by the methodology of discounted cash flows under the approach of free cash flow for the firm (“FCFF”); (ii) the economic value by the methodology of market multiples; (iii) the value of the Company’s net worth on December, 31, 2015. For the calculation of the value of the Company’s shares (“Shares’ Value”), of the total economic and financial value of Alesat (“Firm’s Value”), the liquid debts and other valuation adjustments regarding assets and liabilities on December, 31, 2015 (“Liquid Debt” and “Adjustments”, respectively) have been discounted. Other criteria or valuation methods, particularly the net worth adjusted by market prices, multiples of previous and comparable transactions and other criteria were not considered;
20.The scope of this Valuation Report is exclusively to indicate the range of reasonable value for the shares in the context of the Transaction, on the reference date, based on each methodology, and does not assess any other aspects or implications of the Transaction or any other contract, agreement or understanding regarding the Transaction. This Valuation Report does not address the merits of the Transaction in the context of other commercial opportunities that might be available to Ultrapar and/or its shareholders, nor their potential commercial decision with respect to the Transaction. The results presented in this Valuation Report refer solely to Alesat and do not apply to any other question or transaction, present or future, related to Ultrapar or its economic group or the sectors in which they operate;
21.During the preparation of this Valuation Report, Bradesco BBI did not take into consideration differences between classes and species of Alesat’s shares, considering that all Alesat’s shares have the same financial and economic value (established by the division of Alesat’s economic and financial value by the total number of Alesat’s issued shares), regardless of preferences, advantages and rights assigned to them by Alesat’s by-laws;
22.Alesat was evaluated on a stand alone basis and the potential success or failure of the Transaction has not been taken into consideration in this Valuation Report’s results. Bradesco BBI does not express any opinion on the positive or negative effects that Ultrapar and/or its shareholders might experience in connection with the Transaction, nor has it made or will it make any recommendation, either explicitly or implicitly, regarding the terms and conditions of the Transaction, the investments or the application of investments involving the Company or any of its affiliates or related companies, including potential risks related to Company’s assets and liabilities, specially, but not limited to, the investments and financial transactions made by the Company, not taking any responsibility for their results;
23.Economic and financial valuations, specially those that use the FCFF methodology, are based upon certain levels of subjective assessments, which impose certain limitations, including, but not limited to: (i) some of the considerations described in this Valuation Report are based upon future and uncertain events, including projections disclosed by Ultrapar, and, therefore, said future events might not occur, in a way that the results presented in this document might deviate from the actual figures; and (ii) changes in the external economic scenario, in Alesat’s internal processes or alterations in the financial modelling are among the events that might cause deviations between the projected cash flows and the actual results. The FCFF method does not anticipate potential changes in the internal or external environments in which the Company operates, except for those expressly stated in this Valuation Report;

This is a free translation and the Portuguese version should prevail
Disclaimers (cont’d)
24.Ultrapar will compensate Bradesco BBI for its services in connection with the preparation of this Valuation Report. The fees owed by Ultrapar to Bradesco BBI are not subject to, or by any means depend upon, the results of this Valuation Report. Ultrapar undertook to indemnify Bradesco BBI for certain obligations and liabilities that might arise out of or in connection with the rendering of the services that lead to this Valuation Report, except for any Bradesco BBI’s gross faults (dolo or culpa grave) (as determined by a final and unappealable judicial decision);
25.In its ordinary course of business, Bradesco BBI might negotiate, either directly or by any of its related companies, securities issued by the Company or any of its subsidiaries or affiliates, as well as of by their controlling companies, on its own behalf or on behalf of its clients and, consequently, Bradesco BBI might hold, at any time, positions related to said securities;
26.Bradesco BBI declares that Ultrapar and/or the Company, their respective controlling companies and managers, have not interfered, directed, limited, imposed any difficulties on, or practiced any acts that impaired the access, use or obtaining of information, assets, documents or the methodology that were relevant for the conclusions herein presented. Also, they have not determined or restricted Bradesco BBI’s capacity to independently define the methodology used in this Valuation Report, nor have they restricted Bradesco BBI’s capacity to determine the conclusions presented in this Valuation Report.

Index
I.Executive summary 08
II.Information on the institution responsible for the Valuation Report 12
III.Information on the Company 18
IV.Valuation summary 30
V.Glossary 44
Appendix
A.Weighted average cost of capital (WACC) 48
B.Indebtedness and other adjustments 52

Executive summary
Section I

This is a free translation and the Portuguese version should prevail
Executive summary
•On June 12, 2016, Ultrapar Participações S.A. through its subsidiary Ipiranga Produtos de Petróleo S.A., announced via relevant fact that it signed a sales and purchase agreement to acquire 100% of Alesat Combustíveis S.A. and the assets integrating its operations
—The total value of this acquisition is R$2,168 million, considering net debt in 12/31/2015, and is subjected to working capital and net debt adjustments as of the closing date of the Transaction
—The completion of the Transaction is subject to certain conditions, among:
•Conselho Administrativo de Defesa Econômica’s (“CADE”) approval
•Ultrapar’s shareholders meeting approval, according to article 256 of Law nº6406/7. It is worth mentioning that, even if paragraph 2 of article 256 of Brazilian Corporate Law is applicable, Ultrapar’s shareholders will not be entitled with withdrawal rights, once Ultrapar’s shares have market liquidity and dispersion
•Banco Bradesco BBI S.A. has been retained as the appraiser responsible to elaborate the Valuation Report in the context of the Transaction
—In the context of the Valuation Report, there was no resulting impact of other entities, other than the Company
•Potential synergies from the Transaction are not considered in this Valuation Report (stand alone analysis)
Transaction overview
Valuation Report overview
Source: Public information; Company’s financial statements Note: (1) Marcelo Alecrim is the controlling shareholder of SAT holding
SAT1
64%
Darby Overseas
Grupo ASAMAR
TAS Participações
36%
50%
50%
•Alesat Combustíveis S.A. is the object on this Valuation Report
ALE
Transaction perimeter
Transaction perimeter

This is a free translation and the Portuguese version should prevail
Executive summary (cont’d)
Valuation methodologies comparison
Bradesco BBI considered the discounted cash flow approach to analyze the Transaction, believing it is the most accurate methodology to capture the Company’s future performance
Source: Bradesco BBI
•Analysis according to the Company’s financial and operational projections
•Analysis supported by long-term assumptions for the Company
Discounted cash flow
Methodology
Description and used information
Considerations
•Reflects market trend information released by Ultrapar
•Captures future growth perspectives
•Identify main value creation drivers and enables sensitivity
•Projections could be impacted by subjective considerations
•Potential synergies from the Transaction are not considered in this report (stand alone analysis)
•Valuation based on comparable stock exchange traded companies’ performance
Comparable companies multiples
•Reflects market perception of similar companies
•Simpler approach
•Easy access to information
•Comparison level
•The analysis could require country risk and tax regime adjustments
•According to the Company’s book value
Book value
•Does not capture future perspectives and value creation to shareholders, since it reflects the Company’s historical performance
•Book value, which does not necessarily reflect future performance
•Sensible to standard accounting methods
•Value of assets net of liabilities could not reflect appropriate cash generation perspectives for the Company

This is a free translation and the Portuguese version should prevail
FV/EBITDA 2016E EBITDA 2016E: R$ 294.3 mm Multiple median: 12.3x4
DCF
Projected free cash flow discounted by a nominal WACC of 13.0%3 in R$
Executive summary (cont’d)
Valuation methodologies and results summary
Transaction context and valuation methodologies
R$ million
Firm value according to different methodologies2
Source: Bradesco BBI Note: (1) Valuation details on section IV; (2) Valuation range in line with 10% limit variation between maximum and minimum figures; (3) WACC details on section A of the Appendix; (4) Comparable companies details on section IV and Appendix; (5) Adjusted book value, considering net debt of R$737.5 million in 12/31/2015, summed with book value of R$197.4 million in 31/12/2015
•Bradesco BBI conducted the analysis according to the methodologies listed below:
•Bradesco BBI considered the discounted cash flow approach to analyze the Transaction, believing it is the most accurate methodology to capture the Company’s future performance
•Valuation summary according to the methodologies listed above is presented in the chart on the right
•Calculated through the discounted cash flow methodology1
Economic value
•Valuation based on comparable stock exchange traded companies’ performance
Comparable companies multiples
•Book value in 12/31/2015
Book value
Adjusted book value in 12/31/2015
FV/EBITDA 2017E EBITDA 2017E: R$315.5 mm Multiple median: 10.7x4
5
Announced Transaction value: R$2,168 million

Information on the institution responsible for the Valuation Report
Section II

This is a free translation and the Portuguese version should prevail
Information on the institution responsible for the Valuation Report
Selected valuation reports performed by Bradesco BBI
Source: Bradesco BBI
Year
Client
Target company
Context
Sector
2016
Tereos Participations SAS
Tereos Internacional
Valuation report for the delisting and exit from Novo Mercado of Tereos Internacional
Agribusiness
2015
brado logística
rumo all
Valuation report to establish share exchange ratio in connection with the provisions in the companies’ shareholders agreement
Transportation/Logistics
2015
EDP Renováveis Brasil S.A.
Valuation report in connection with EDP’s divestment of its stake in EDP Renováveis to China Three Gorges
Power
2014
Alpargatas
OSKLEN
Valuation report in connection with Alpargatas’ controlling stake acquisition of Osklen
Retail
2014
Embratel Participações
NET Claro TELMEX Embratel Claro TV AMERICEL
Valuation report to Embrapar’s Special Committee, in the context of a shareholding reorganization of Grupo Telmex in Brazil
TMT
2014
TARPON investimentos
Cremer
Valuation report for the delisting of Cremer
Healthcare
2014
Marubeni café Iguaçu
Valuation report for the delisting of Companhia Café Iguaçu
Agribusiness
2013
EDP
Santo Antônio do Jari HPP
Valuation report for the acquisition of China Three Gorges’s equity stake in UHE Santo Antônio do Jari by EDP
Power
2013
CEMIG
Power assets of Vale and Cemig
Valuation report for the merger of power generation assets from Cemig and Vale to create Aliança Geração de Energia
Power
2013
VIVER
Lagoa dos Ingleses
Valuation report for the acquisition of Viver’s equity stake in Lagoa dos Ingleses’ land by ASM
Real Estate
2013
JBS VIGOR
Valuation report for the tender offer involving share exchange
Food & Beverage
2013
SANEPAR
Economic-financial appraisal report for SANEPAR’s board of directors
Water & Sewage
2013
Anhanguera KROTON
Fairness opinion in the context of the merger between Anhanguera Educacional and Kroton
Education

This is a free translation and the Portuguese version should prevail
Information on the institution responsible for the Valuation Report (cont’d)
Selected valuation reports performed by Bradesco BBI
Source: Bradesco BBI
Year
Client
Target company
Context
Sector
2012
TAESA CEMIG TBE
Financial advisory and valuation report for Taesa in the sale of selected assets to CEMIG
Power
2012
JBS VIGOR
Valuation report for share exchange offer between JBS and Vigor
Food & Beverage
2011
GFV Participações Marisol
Valuation report for the delisting of Marisol
Retail
2011
KROTON UNOPAR
Valuation report for Kroton’s board of directors in the acquisition of Unopar
Education
2011
LAN TAM
Valuation report for the delisting of TAM
Transportation/Logistics
2011
Folhapar UOL
Valuation report for the delisting of UOL
TMT
2010
Telemar
Norte Leste
Telemar Norte Leste
Tele Norte Leste Particip.
Brasil Telecom
Advisory to the Special Independent Committee in the corporate restructuring of Grupo Oi
TMT
2010
CEMIG Light
Valuation report for the acquisition of an equity stake in Light
Power
2009
CETIP GRV
Valuation report for the acquisition of the control of GRV
Financial
2009
Brasken QUATTOR
Valuation report for the acquisition of the control of Quattor
Petrochemical
2009
MELHORAMENTOS
Melpaper S.A.
Valuation report for the delisting of Melpaper
Pulp & Paper
2009
CEMIG Light
Valuation report for the acquisition of AG Concessões’s equity stake in Light
Power

Information on the institution responsible for the Valuation Report (cont'd)

Selected valuation reports performed by Bradesco BBI

Year	Client	Target company	Context	Sector
2009	CEMIG	Light	Valuation report for the acquisition of Equatorial Energia's equity stake in Light	Power
2009	VCP Votorantim	Aracruz	Advisory to the Special Independent Committee in the acquisition of Aracruz by VCP	Pulp & Paper
2009	AGRA, Klabin Segall, ABYARA	AGRE	Merger of the three companies for the creation of AGRE	Real Estate
2009	Telemig Celular	vivo	Advisory to the Special Independent Committee in the acquisition of Telemig by Vivo	TMT
2009	Telemig Celular	Telemig Celular	Advisory to the Special Independent Committee in the incorporation of Telemig Celular Participações	TMT
2009	Braskem	Triunfo	Valuation report for the incorporation of Petroquimica Triunfo	Petrochemical
2009	IPU Participações	ABYARA	Valuation report for mandatory tender offer	Real Estate
2009	AGRA	ABYARA	Valuation report for the acquistion of Abyara by AGRA	Real Estate
2008	BERTIN	Leco	Valuation report for the delisting of Leco	Food & Beverage
2008	BERTIN	VIGOR	Valuation report for the delisting of Vigor	Food & Beverage
2008	BOVESPA	BM&F BOVESPA	Valuation report for the merger between Bovespa and BM&F	Financial Institution
2008	USIMINAS	UNIGAL	Valuation report for the acquisition of an equity stake in Unigal by Nippon Steel	Metals & Mining

This is a free translation and the Portuguese version should prevail

| 15 |

Source: Bradesco BBI

Bradesco BBI

This is a free translation and the Portuguese version should prevail
Information on the institution responsible for the Valuation Report (cont’d)
Source: Bradesco BBI
Professionals responsible for this Valuation Report
André Assumpção
Vice President,
Petrochemicals
André Assumpção is a Vice President at the Investment Banking division of Bradesco BBI. André is responsible for the coverage of petrochemicals, real estate, agribusiness and logistics sectors, participating in several M&A and ECM transactions. André joined the team in January 2011. Before Bradesco BBI, he worked for Brasilpar, acting with M&A and debt restructuring. Also worked in Investment Banking in Itaú BBA. André holds a BA in Business Administration from FGV-EAESP
Mário Vasconcelos is an Associate at the Investment Banking division of Bradesco BBI, having joined the team in May 2013. Mário is responsible for the execution of M&A transactions and equity offerings. and was engaged in transactions of several industries, such as power, sugar and ethanol, infrastructure, logistics and retail. Mr. Vasconcelos holds a BA in Business Administration from FGV-EAESP
Mário Vasconcelos
Associate
João Pedro
Analyst
João Pedro Camargo is an Analyst at the Investment Banking division of Bradesco BBI, having joined the team in August, 2014. João Pedro is responsible for the execution of M&A transactions and equity offerings and was engaged in transactions of several industries, such as real estate, oil & gas, infrastructure, logistics, food and beverage, and retail. João Pedro holds a BA in Business Administration from Fundação Armando Alvares Penteado in São Paulo
Mr. Farkuh is a Managing Director and the Head of M&A at Bradesco BBI, having joined the bank in November 2007. Alessandro has more than 16 years of investment banking experience, primarily focused in M&A since 2001. Also worked at private equity and providing financial consultancy to mid-large corporations. Prior to Bradesco BBI Mr. Farkuh worked at Cicerone Capital, PwC Corporate Finance and Exxel Fund, among others. Mr. Farkuh coordinated several transactions in Brazil, United States, Latin America and Europe; was awarded as “Top 50: Americas M&A Dealmakers” (in 2013 & 2014), “Top 50: Global M&A Investment Bankers” (in 2014), and the “South America Investment Banker of the Year” (in 2014) by Global M&A Network. Mr. Farkuh holds a BA in Business Administration and master degree in financial markets from FIA – FEA/USP.
Alessandro Farkuh
Managing Director,
Head of M&A
Cyrille Brunotte
Managing Director,
Petrochemicals
Cyrille Brunotte, is responsible for the coverage of chemical and petrochemical, agribusiness, food and beverages, consumption, transport, logistics and fertilizers in Bradesco BBI. Cyrille joined the bank in October 2010. He has accumulated more than 21 years of experience in the financial markets in Europe, United States and Brazil. In Brazil, Cyrille has directly participated in several successful transactions that participated in the consolidation of the electric power, petrochemical and sugar and ethanol sectors, among others. He has acted from 2007 to 2010 as the Managing Director of Credit Agricole Securities USA, New York, responsible for M&A. From 1999 to 2007, he was responsible for the Investment Banking department of Credit Agricole in Brazil. Cyrille has an MSc in Management from HEC Paris.

This is a free translation and the Portuguese version should prevail
Information on the institution responsible for the Valuation Report (cont’d)
Source: Banco Bradesco S.A.
Bradesco BBI’s remarks
•On the date hereof, Bradesco BBI, directly or through its subsidiaries, controlling shareholders or their related persons, does not hold any shares of Alesat, its controlling shareholders or any of their subsidiaries or affiliates, including derivatives related to such shares, either on its own behalf or under its discretionary management.
•On the date of this Valuation Report, Bradesco BBI and/or other financial institutions of its group are engaged in commercial relationships with Alesat, its subsidiaries or related companies, including the following financial transactions, which do not have any impact on the analyses provided by this Valuation Report’ :
—Debentures in the amount of approximately twelve million, eight hundred sixty-seven thousand, one hundred and twenty Brazilian Reais (R$12,867,120)
—Trade Finance in the amount of approximately twenty-six million, five hundred sixty thousand, four hundred seventy-five Brazilian Reais (R$26,560,475)
—Guarantees related to tax obligations in the amount of approximately two hundred forty-eight thousand, eight hundred and forty Brazilian Reais (R$248,840)
—Derivatives related to currency exchange transactions in the amount of approximately six million, seven hundred seventy-nine thousand, one hundred and forty-six Brazilian Reais (R$6,779,146)
—Escrow agreements, which have been implemented but not used, in the total amount of twenty million Brazilian Reais (R$20,000,000)
—Bradesco BBI or other companies from its group have also entered into contracts and/or commercial agreements related to insurance, payments, corporate credit cards, benefits, pension programs and billing.
•Bradesco BBI does not have a conflict of interests with Ultrapar, the Company, their respective controlling shareholders or managers, nor with Company’s subsidiaries or related companies, that would affect its independence during the preparation of this Valuation Report. In connection with the rendering of the services required for the preparation of this Valuation Report, regardless of the success of the Transaction, Bradesco BBI shall receive from Ultrapar a fixed fee in the total amount of one million and five hundred thousand Brazilian Reais (R$1,500,000), not included certain tax obligations. According to the terms and provisions of the services agreement executed between Bradesco BBI and Ultrapar, Ultrapar undertook to indemnify and hold Bradesco BBI and the Indemnifiable Persons harmless with respect to any proven costs, expenses, losses, damages (hereinafter referred to as “Losses”) that might arise out of or in connection with the preparation of this Valuation Report, except if such Losses result from Bradesco BBI’s or Indemnifiable Persons’ gross faults or frauds, as ascertained by a final and unappealable judicial decision.
•Additionally, Bradesco BBI has not received from Ultrapar, the Company, its direct controlling shareholders or any of their subsidiaries or affiliates, any amounts in connection with the rendering of services of advising, appraisals or activities related thereto in the last twelve (12) months, except for the fees mentioned above.
•Bradesco BBI’s internal proceedings for approving valuation reports comprehend the revision by members of Bradesco BBI’s Legal Office, as well as a formal process of review, discussion and, as applicable, approval by the relevant Comitê de Avaliações e Fairness Opinions (“Committee”), composed of members from the investment banking division. During the Committee’s meetings, the main premises and methodologies used in the valuation reports are discussed and justified. The Committee’s meeting that approved this Valuation Report, by unanimous vote, took place on June 27, 2016.
São Paulo, June 27th, 2016.

Information on the Company
Section III

This is a free translation and the Portuguese version should prevail
Information on the Company’s operating sector
The total volume of fuel distribution in 2015 was 2.1% lower than the amount distributed in 2014, as a consequence of the Brazilian GDP retraction of 3.8%
Source: ANP Note: (1) Includes Brazilian consumption of aviation gasoline, VNG, fuel oil, aviation kerosene and illuminating kerosene
Mm of m3
Brazilian consumption of gasoline
Mm of m3
Brazilian consumption of ethanol
Mm of m3
Brazilian consumption of diesel
Mm of m3
Others1
CAGR10-15: 6.6%
29.8
35.5
39.7
41.4
44.4
41.1
2010
2011
2012
2013
2014
2015
CAGR10-15: 3.0%
49.2
52.3
55.9
58.5
60.0
57.2
2010
2011
2012
2013
2014
2015
CAGR10-15:1.1%
13.2
12.7
13.3
14.2
15.6
14.0
2010
2011
2012
2013
2014
2015
•In 2015, demand for ethanol increased, as a result of attractive prices compared to gasoline
•Due to the increased demand for ethanol, gasoline sales declined in 2015
CAGR10-15: 3.5%
15.1
10.9
9.9
11.8
13.0
17.9
2010
2011
2012
2013
2014
2015
•Reduction in industry and service sector activity impacted diesel distribution in 2015
•Aviation kerosene consumption decreased in 2015 due to the streamlining initiatives adopted by airlines, such as route optimization, reduce in the number of flights and investments in more efficient engines

This is a free translation and the Portuguese version should prevail
Information on the Company’s operating sector (cont’d)
Over the past 10 years, total fuel consumption in Brazil had an average growth of 5.1% per year, wherein diesel and gasoline account for about 75% share in the fuel matrix
Source: ANP Note: (1) Includes Brazilian consumption of aviation gasoline, VNG and illuminating kerosene
Mm of m3
Evolution of total fuel consumption in Brazil
%
Consumption by fuel type in Brazil (2005)
%
Aviation
kerosene
6%
Fuel oil
7%
Ethanol
6%
Gasoline
30%
Others
2%
Diesel
49%
Consumption by fuel type in Brazil (2015)
Aviation
kerosene
6%
Fuel oil
4%
Others
1%
Diesel
44%
Ethanol
14%
Gasoline
31%
CAGR05-15: 5.1%
79.1
81.2
88.3
96.1
98.8
107.4
111.3
118.7
125.8
132.9
130.2
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
1
1
79.1 mm of m³
130.2 mm of m³

This is a free translation and the Portuguese version should prevail
Information on the Company’s operating sector (cont’d)
Brazilian vehicles fleet presented continuous evolution in recent years
Source: SINDIPEÇAS; ANP; SINDICOM Note: (1) Includes Brazilian consumption of aviation gasoline, VNG, fuel oil, aviation kerosene and illuminating kerosene
‘000 vehicles
Evolution of Brazilian vehicle fleet
7.5% 7.8% 8.3% 7.7% 7.5% 6.7% 3.7% 2.5%
21,238 22,889 24,780 26,868 28,902 31,124 33,203 34,389 35,261
3,080 3,287
3,492 3,798 4,106 4,389 4,701
4,900 5,055
1,257
1,322 1,378
1,457 1,577 1,665 1,770
1,860 1,882
285
302 313 322 343 358 375
388 389
25,861 27,800 29,963
32,445
34,929
37,536
40,049 41,536 42,587
2007 2008 2009 2010 2011 2012 2013 2014 2015
Automobiles Light commercials Trucks Buses Growth
Annual consumption growth by fuel type
%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Gasoline 1.9% 1.3% 3.5% 0.9% 17.5% 18.9% 11.9% 4.2% 7.3% (7.3%)
Ethanol 32.6% 51.4% 41.9% 23.9% (8.5%) (27.7%) (9.6%) 19.3% 10.5% 37.5%
Diesel (0.4%) 6.5% 7.7% (1.0%) 11.2% 6.1% 7.0% 4.6% 2.6% (4.7%)
Others1 2.3% 8.9% (1.1%) (2.3%) 5.0% (4.2%) 4.5% 6.9% 9.8% (10.3%)
Total 2.6% 8.8% 8.9% 2.8% 8.7% 3.7% 6.6% 6.0% 5.7% (2.1%)

This is a free translation and the Portuguese version should prevail
Information on the Company’s operating sector (cont’d)
Automobiles and light commercials presented higher growth than trucks and buses in recent years
Source: SINDIPEÇAS
Distributors
Automobiles
(´000 vehicles)
CAGR07-15: 6.5%
21,238
35,261
2007 2015
Light commercials
(´000 vehicles)
CAGR07-15: 6.4%
3,080
5,055
2007 2015
Trucks
(´000 vehicles)
CAGR07-15: 5.2%
1,257
1,882
2007 2015
Buses
(´000 vehicles)
CAGR07-15: 4.0%
285
389
2007 2015

This is a free translation and the Portuguese version should prevail
Aviation2
Fuel oil
Information on the Company’s operating sector (cont’d)
Main players market share by product (2015)
Source: ANP Note: (1) Raízen uses the Shell flag in their gas stations; (2) Includes aviation gasoline and kerosene; (3) Vehicular natural gas; (4) Consolidated market share calculation considers diesel oil, regular gasoline, hydrated ethanol, aviation gasoline and kerosene, fuel oil and VGN
%
Diesel
Others
18.0%
ALE
2.8%
BR
37.3%
Ipiranga
22.9%
raízen
19.0%
Gasoline
Others
26.6%
ALE
5.2%
BR
27.8%
Ipiranga
20.8%
raízen
19.6%
Ethanol
Others
37.9%
ALE
2.9%
BR
20.4%
Ipiranga
19.3%
raízen
19.5%
Aviation2
Others
11.5%
BR
56.5%
raízen
32.0%
Fuel oil
Others
0.7%
BR
92.7%
Ipiranga
2.8%
raízen
3.8%
VNG3
Others
63.3%
ALE
1.3%
BR
17.1%
Ipiranga
14.2%
raízen
4.1%
60.0 mm of m3
44.4 mm of m3
13.0 mm of m3
7.5 mm of m3
6.2 mm of m3
1.8 mm of m3
1
1
1
1
Alesat holds 3.3% market share in the fuel distribution consolidated segment4

This is a free translation and the Portuguese version should prevail
Information on the Company’s operating sector (cont’d)
Financial highlights – Comparison of the main players in the sector
R$ mm
Net revenue
Source: Public information; Financial statements of the analyzed companies
8,952
46,829
37,633
80,127
10,374
53,384
43,532
86,497
11,587
58,830
50,592
98,528
11,351
65,350
56,784
97,280
ALE
BR
Ipiranga
raízen
2012
2013
2014
2015

This is a free translation and the Portuguese version should prevail
Information on the Company’s operating sector (cont’d)
Financial highlights – Comparison of the main players in the sector
%
Gross margin
4.7%
5.9%
5.4%
9.2%
4.4%
6.0%
5.4%
8.0%
4.2%
5.9%
5.1%
7.4%
5.1%
6.3%
5.2%
7.5%
ALE
BR
Ipiranga
raízen
%
EBITDA margin
2.2%
3.5%
3.4%
3.9%
2.0%
3.8%
4.0%
3.7%
1.7%
3.9%
4.1%
1.7%
2.4%
4.2%
4.1%
(1.2%)
Source: Public information; Financial statements of the analyzed companies
2012
2013
2014
2015

Information on the Company

Alesat overview

Brief overview

- 4th largest fuel distributor in Brazil
- More than 2,000 gas stations in Brazil, combining Alesat's network and white flags stations
- 260 convenience stores
- Operational structure across all Brazilian territory:
  - 4 offices
  - 10 logistic bases
- Own fleet of 198 heavy vehicles
- Approximately 15,000 direct and indirect employees

Shareholding structure[1]



SAT[1]
Darby Overseas
64%
36%
TAS Participações
Grupo ASAMAR
50%
50%
ALE

Timeline – Company's main events



Establishment of SAT
ISO 9002 Certification
Capitalization through Darby and expansion to the Southeast region
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
SAT
ALE
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Establishment of ALE
Opening of the 1st storage base
Beginning of VNG commercialization
ISO 14001 certification
1st gas station to sell biodiesel in Brazil
Establishment of Alesat
Acquisition of Repsol
OHSAS 18000
Acquisition of Polipetro
Entry in the asphalt market
ISO 9001
ISO 14001
OHSAS 18001
2006 2007 2008 2009 2011 2012 2014
Branding: selection of the ALE brand
Agreement with Hudson network (90 gas stations) and Mega (23 gas stations)
Acquisition of gas stations from Ello
ello

This is a free translation and the Portuguese version should prevail

| 26 |

Source: Company's public information
Note: (1) Marcelo Alecrim is majority shareholder through the SAT holding

Bradesco BBI

This is a free translation and the Portuguese version should prevail
Information on the Company (cont’d)
Consolidated financial highlights – main indicators
Source: Company’s public information Note: (1) As of 2015; (2) Excluding lubricants; (3) Includes Brazilian consumption of aviation gasoline, VNG, fuel oil, aviation kerosene and illuminating kerosene
Sales by product1
Sales volume2
Ethanol
12%
Others
1%
Diesel
37%
Gasoline
50%
4,329 ‘000 m3
Gross revenue
Ethanol
8%
Others
1%
Diesel
36%
Gasoline
55%
R$11,537 mm
EBITDA and EBITDA margin
2.2% 2.0% 1.7% 2.4%
195 207 199 275
2012 2013 2014 2015
EBITDA EBITDA margin
Net revenue evolution
15.9% 11.7% (2.0%)
8,952 10,374 11,587 11,351
2012 2013 2014 2015
Net revenue Growth (%)
Net income and net margin
0.3% 0.6% 0.4% 0.3%
30 61 44 34
2012 2013 2014 2015
Net income Net margin
% of the sales volume; % of gross revenue
R$ mm
3

This is a free translation and the Portuguese version should prevail
Information on the Company (cont’d)
Financial highlights
R$ mm
Consolidated income statement
Source: Company’s public information
2012 2013 2014 2015
Net revenue 8,952 10,374 11,587 11,351
Growth (%) n.a. 15.9% 11.7% (2.0%)
Cost of goods sold (8,533) (9,920) (11,096) (10,776)
Gross income 419 453 492 576
Gross margin (%) 4.7% 4.4% 4.2% 5.1%
Commercial expenses (79) (93) (98) (97)
General and administrative expenses (240) (267) (304) (342)
Equity income (0) - - -
Other net operating income 29 35 23 40
EBIT 130 128 113 177
EBIT margin (%) 1.5% 1.2% 1.0% 1.6%
Financial revenue 20 30 35 136
Financial expenses (98) (80) (135) (266)
EBT 52 78 12 47
Income tax and social contribution (22) (17) 31 (13)
Net income 30 61 44 34
Net margin (%) 0.3% 0.6% 0.4% 0.3%
Depreciation and amortization 64.9 79 86 98
EBITDA 195 207 199 275
EBITDA margin (%) 2.2% 2.0% 1.7% 2.4%

Information on the Company (cont'd)

Financial highlights

Consolidated balance sheet

R$ mm

	2012	2013	2014	2015
ASSETS				
Current	**591**	**746**	**738**	**827**
Cash and cash equivalents	85	180	201	193
Financial restricted investments	-	30	11	41
Accounts receivable	265	264	275	260
Inventory	176	201	188	238
Recoverable taxes	55	60	50	80
Prepaid expenses	4	5	4	4
Other accounts receivable	5	7	10	11
Non-current	**485**	**510**	**601**	**598**
Financial restricted investments	1	1	-	-
Accounts receivable	53	44	45	44
Recoverable taxes	35	56	106	96
Escrow deposits	9	13	23	20
Tax incentive – good-will on incorporation	29	15	9	3
Assets held for sale	11	13	14	30
Accounts receivable - related parties	3 [1]	2	1	2
Other accounts receivable	9	3	2	1
Investments	-	-	-	-
PP&E	299	325	360	212
Intangible	36	38	40	189
Total assets	**1,075**	**1,256**	**1,339**	**1,425**

	2012	2013	2014	2015
LIABILITIES				
Current	**392**	**425**	**548**	**599**
Suppliers	173	149	167	161
Loans and financing	160	191	296	317
Debentures	1	14	23	53
Taxes and contributions	15	19	14	15
Taxes installments	6	7	2	2
Social and labor obligations	17	18	24	27
Accounts payable - related parties	4	5	6	6
Client advances	6	7	9	11
Dividends payable	-	9	3	2
Other accounts payable	8	7	5	5
Non-current	**546**	**672**	**611**	**629**
Loans and financing	399	572	492	543
Debentures	50	37	90	59
Taxes installments	38	35	5	5
Provision for labor, tax and civil risks	50	11	9	8
Deferred taxes	5	12	7	10
Stock-based compensation	-	1	4	-
Other accounts payable	3	3	3	4
Shareholders' equity	**138**	**159**	**180**	**197**
Capital stock	111	111	111	113
Treasury shares	-	(1)	(1)	(2)
Capital reserves	15	4	4	6
Earnings reserve	12	44	65	81
Total liabilities and shareholders' equity	**1,075**	**1,256**	**1,339**	**1,425**

This is a free translation and the Portuguese version should prevail

| 29 |

Source: Company's public information
Note: (1) Considers deferred income tax and social contribution of R$1.1 million

Bradesco BBI

Valuation summary
Section IV

A. Economic value from discounted cash flow
Section IV

Financial projections

Main financial and operational assumptions considered in the projections

Main considerations	• Financial and operational projections according to information released by Ultrapar, without considering potential synergies to be captured from the Transaction (stand alone analysis) • Considers current market share and products and services sales mix maintenance, discontinuation of asphalt operations in 2015 and related parties base operations acquisition involved in the Transaction perimeter • Valuation data base: December 31st, 2015 • Currency: R$ nominal
Macroeconomic assumptions	• Banco Central do Brasil ("BACEN") (Boletim Focus)
Revenues and deductions	• Projected volumes – 2016 assumptions: Considers annualized historical figures from January to May, 2016 for each product – Gasoline and ethanol (2017 onwards): considers projections according to ratio analysis between Brazilian GDP (in real terms) and total gasoline and ethanol distribution volume in Brazil from 2002 to 2015 (median of 1.39x). Secondly, application of the median on projected Brazilian GDP by BACEN to calculate the consolidated volume of gasoline and ethanol distribution in Brazil. In addition, it considers maintenance of the Company's product mix in 2015 – Diesel (2017 onwards): considers projections according to ratio analysis between Brazilian GDP (in real terms) and total diesel distribution volume in Brazil from 2002 to 2015 (median of 1.35x). Secondly, application of the median on projected Brazilian GDP by BACEN to calculate the consolidated volume of diesel distribution in Brazil – Others (2017 onwards): considers volume growth according to Brazilian GDP evolution (in real terms) • Prices are readjusted annually by inflation (IPCA) • Considers maintenance of historical tax on revenue margin in 2015
Costs, expenses and other operational results[1]	• Variable costs projections consider maintenance of margin over net revenue in 2015 of 94.9% – Raw materials, freights and others • Expenses consider volume variation, when applicable – Commercial, general and administrative expenses, among others • Other operational results[1] consider volume variation, when applicable – Storage fees, sales commissioning, rent revenue, among others • Costs, expenses and other operational results are readjusted annually by inflation (IPCA)

This is a free translation and the Portuguese version should prevail

| 32 |

Source: Ultrapar, Company's public information, BACEN, Bradesco BBI
Note: (1) Financial projections do not consider divestments results (non-recurring item)

Bradesco BBI

This is a free translation and the Portuguese version should prevail
Financial projections (cont’d)
Source: Ultrapar; Company’s public information; Bradesco BBI
Main financial and operational assumptions considered in the projections
•Considers unit value investments maintenance in 2015 (CapEx over total volume distributed)
•Investments are readjusted annually by inflation (IPCA)
Investments (CapEx)
•Existing fixed asset and intangible depreciation according to historical rate of 2015
•Future CapEx depreciation according to historical rate of 2015
Depreciation
•Maintenance of 4Q15 historical figures
—Receivables: 7.5 days of net revenue
—Inventory: 7.2 days of COGS
—Suppliers: 4.9 days of COGS
Working capital
•Income tax rate of 25%
•Contribuição social sobre o lucro líquido (CSLL) tax exemption (0%). Considers Company’s tax benefit
Income tax
•According to the Company’s audited financial statements in 12/31/2015
Indebtedness

Financial projections (cont'd)

Main financial and operational assumptions considered in the projections

Distributed volume breakdown

'000 m³



6.9%
(11.5%)
(3.6%)
1.1%
2.5%
3.0%
3.3%
3.3%
3.3%
3.3%
3.3%
3.3%
4,575
4,889
4,329
4,175
4,219
4,325
4,455
4,601
4,751
4,906
5,066
5,232
5,402
312
24
381
26
526
23
426
18
431
19
441
19
455
19
470
20
485
20
501
21
518
21
535
22
553
22
1,803
1,926
1,622
1,588
1,605
1,644
1,693
1,747
1,804
1,862
1,921
1,983
2,047
2,436
2,556
2,158
2,143
2,166
2,220
2,288
2,364
2,442
2,522
2,605
2,691
2,780
2013
2014
2015
2016E[1]
2017E
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E
Gasoline
Diesel
Ethanol
Others
Growth

Considerations

- **Gasoline:** volume growth according to ratio analysis between Brazilian GDP (in real terms) and total gasoline and ethanol distribution volume in Brazil from 2002 to 2015 ($CAGR_{16E-25E}$: 2.9%)
- **Ethanol:** volume growth according to ratio analysis between Brazilian GDP (in real terms) and total gasoline and ethanol distribution in Brazil from 2002 to 2015 ($CAGR_{16E-25E}$: 2.9%)
- **Diesel:** volume growth according to ratio analysis between Brazilian GDP (in real terms) and total diesel distribution volume in Brazil from 2002 to 2015 ($CAGR_{16E-25E}$: 2.9%)
- **Others:** volume growth according to Brazilian GDP evolution (in real terms). In addition, considers the discontinuation of asphalt operations in 2015 ($CAGR_{16E-25E}$: 2.1%)

This is a free translation and the Portuguese version should prevail

| 34 |

Source: Ultrapar; Company's public information; Bradesco BBI
Note: (1) Considers annualized historical figures from January to May, 2016 for each product

Bradesco BBI

This is a free translation and the Portuguese version should prevail
R$ million; %
Gross revenue
Source: Ultrapar; Company’s public information; Bradesco BBI
CAGR16E-25E: 7.9%
Financial projections (cont’d)
Main financial and operational assumptions considered in the projections
6,111 6,609 6,301 6,698 7,140 7,684 8,298 8,977 9,712 10,507 11,367
12,298
13,305
3,741
4,312 4,160
4,360
4,646
4,997
5,392
5,829
6,301
6,811
7,363
7,959
8,604
521
659 978
848
904
973
1,050
1,136
1,229
1,330
1,439
1,557
1,684
70
68 70 60
64
68
73
78
84
90
97
104
111
10,442
11,649 11,508 11,966
12,754
13,722
14,813
16,020
17,326
18,738
20,266
21,917
23,704
11.6%
(1.2%)
4.0%
6.6% 7.6% 8.0% 8.2% 8.2% 8.2% 8.2% 8.2% 8.2%
2013 2014 2015 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E
Gasoline Diesel Ethanol Others Growth

This is a free translation and the Portuguese version should prevail
R$ million; %; R$/m³
EBITDA and EBITDA margin
R$ million; %; R$/m³
EBIT and EBIT margin
Source: Ultrapar; Company’s public information; Bradesco BBI
CAGR16E-25E: 9.6%
CAGR16E-25E: 11.0%
Financial projections (cont’d)
Main financial and operational assumptions considered in the projections
199
275 293 315 344
378
417
459
505
556
610
670
45.3 40.7 63.5 70.2 74.6 79.5 84.9 90.6 96.7 103.0 109.7 116.7 124.0
2.0%
1.7%
2.4% 2.5% 2.5% 2.5% 2.6% 2.6% 2.7% 2.7% 2.8% 2.8% 2.9%
2013 2014 2015 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E
EBITDA R$ / m3 EBITDA margin
131 116
180 198 216 241 270
302
336
374
414
458
506
28.6 23.7 41.7 47.5 51.2 55.7 60.5 65.6 70.8 76.2 81.8 87.6 93.7
1.3% 1.0%
1.6% 1.7% 1.7% 1.8% 1.9% 1.9% 2.0% 2.0% 2.1% 2.1% 2.2%
2013 2014 2015 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E
EBIT R$ / m3 EBIT margin

This is a free translation and the Portuguese version should prevail
R$ million; R$/m³
CapEx
Source: Ultrapar; Company’s public information; Bradesco BBI
Financial projections (cont’d)
Main financial and operational assumptions considered in the projections
110
126
103
107
114
122
132
143
155
167
181
196
212
24.0 25.7 23.9 25.6 27.0 28.3 29.7 31.1 32.6 34.1 35.7 37.4 39.2
2013 2014 2015 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E
CapEx R$ / m3

Financial projections (cont'd)

Results summary

Free cash flow to firm

R$ million

		2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
EBIT		198.2	216.1	241.0	269.7	301.8	336.3	373.7	414.2	458.3	506.1
(-) Income tax	25.0%[1]	(49.5)	(54.0)	(60.2)	(67.4)	(75.4)	(84.1)	(93.4)	(103.6)	(114.6)	(126.5)
(+) Depreciation and amortization		94.9	98.4	103.0	108.5	115.2	122.9	131.6	141.4	152.1	163.9
(-) CapEx		(106.8)	(113.8)	(122.5)	(132.2)	(143.0)	(154.7)	(167.3)	(180.9)	(195.6)	(211.6)
(+/-) Working capital variation		19.1	(20.9)	(25.7)	(28.9)	(32.0)	(34.6)	(37.5)	(40.5)	(43.8)	(47.4)
Free cash flow to firm		**155.8**	**125.8**	**135.5**	**149.7**	**166.5**	**185.9**	**207.2**	**230.6**	**256.4**	**284.6**

Firm value ("FV")

R$ million

Firm value	**2,326.8**
Explicit cash flows - Present value	1,005.9
Perpetuity - Present value	1,320.9
(-) Net debt 12/31/2015	737.5
Equity value	**1,589.3**
FV/EBITDA 2015A	8.5x
FV/EBITDA 2016E	7.9x
FV/EBITDA 2017E	7.4x

Firm value – Valuation range

R$ million

DCF
Discounted cash flow, using nominal WACC of 13.0% (in R$)



FV/EBITDA 2016E
7.9x
2,327
7.6x
2,216
8.3x
2,437

This is a free translation and the Portuguese version should prevail

| 38 |

Source: Bradesco BBI
Note: (1) Contribuição social sobre o lucro líquido (CSLL) tax exemption (0%). Considers company's tax benefit; (2) Valuation range in line with 10% limit variation between maximum and minimum figures

Bradesco BBI

This is a free translation and the Portuguese version should prevail
Financial projections (cont’d)
Adopted macroeconomic assumptions
Source: Bradesco BBI; Banco Central do Brasil Note: (1) Projections from Banco Central do Brasil until 2020E and maintenance of the values in the following years; (2) Foreign exchange rate USD/BRL end of period calculated using the inflation differential between 2021E and 2025E
Macroeconomic assumptions1
%
2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E
Market General Price Index (IGP-M) 7.4% 5.7% 5.2% 5.0% 4.8% 4.8% 4.8% 4.8% 4.8% 4.8%
Broad National Consumer Index (IPCA) 7.1% 5.5% 5.0% 4.8% 4.7% 4.7% 4.7% 4.7% 4.7% 4.7%
Consumer Price Index (CPI) 1.0% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3%
Gross Domestic Product (GDP) Brazil (real grow th) (3.9%) 0.8% 1.8% 2.2% 2.4% 2.4% 2.4% 2.4% 2.4% 2.4%
Foreign exchange rate USD/BRL (end of period)2 3.67 3.85 3.95 4.01 3.97 4.07 4.16 4.27 4.37 4.48
Foreign exchange rate USD/BRL (average) 3.64 3.83 3.94 3.99 4.02 4.02 4.12 4.22 4.32 4.42
Long-Term Interest Rate (TJLP) 7.5% 7.5% 7.5% 7.0% 7.0% 7.0% 7.0% 7.0% 7.0% 7.0%
Interbank Deposit Rate (CDI) 13.9% 11.8% 11.0% 10.5% 10.3% 10.3% 10.3% 10.3% 10.3% 10.3%
Reference rate (TR) 1.8% 0.8% 0.2% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1%

B. Comparable companies multiples valuation methodology
Section IV

This is a free translation and the Portuguese version should prevail
Comparable companies multiples
Considering comparable companies multiples, Alesat’s firm value ranges between R$3,195 million and R$3,780 million
Source: Comparable companies; FactSet; Ultrapar; Company; Bradesco BBI Note: (1) Considers indebtedness of R$737.5 million in 12/31/2015; (2) Valuation range in line with 10% limit variation between maximum and minimum figures; (3) According to financial projections presented in this report
USD million, expect multiples calculated in local currency
Equity Firm FV/ Revenues EBITDA CAGR FV/ EBITDA EBITDA Margin P/E
value value 2016E 2017E 15-17E 2016E 2017E 2016E 2017E 2016E 2017E
Comparable companies
Ultrapar Brazil 17,310 19,061 0.8x 0.8x 8.6% 15.2x 13.8x 5.3% 5.6% 36.3x 31.1x
CST US 3,340 5,628 0.6x 0.5x 2.4% 15.1x 12.8x 4.1% 4.2% 23.8x 21.0x
Sunoco US 2,843 6,984 0.5x 0.4x 46.8% 9.5x 8.5x 5.2% 5.0% 11.5x 11.4x
Aldrees Saudi Arabia 375 465 0.7x 0.6x 7.3% 8.0x 7.0x 8.6% 9.0% 10.4x 8.9x
Median comparable companies 0.7x 0.6x 7.9% 12.3x 10.7x 5.3% 5.3% 17.7x 16.2x
Company Country
Firm value1,2, considering comparable companies multiples
3,438
3,195
3,780
3,514
2,800 3,000 3,200 3,400 3,600 3,800 4,000
• EBITDA 2016E3:
R$ 293.1 million
• Multiple median: 12.3x
FV / EBITDA
2016E
FV / EBITDA
2017E
• EBITDA 2017E3:
R$314.6 million
• Multiple median: 10.7x

C. Book value
Section IV

This is a free translation and the Portuguese version should prevail
Book value
Calculation of the Company’s shares book value
Source: Company’s public information; Bradesco BBI Note: (1) Alesat’s book value was based on the accounting value of its equity, according to the financial statements with reference date of 12/31/2015
R$ mm, except when indicated
12/31/2015
Total asset
1,424.9
Total liability
1,227.5
Shareholder’s equity1
197.4
Equity attributed to the Company’s shareholders1
197.4

Glossary
Section V

Glossary
Used terms
Term
Definition
BACEN
Brazilian Central Bank
Beta; ß
Coefficient that measures the non-diversified risk to which an asset is subject. The index is determined by a linear regression between the asset’s variation and the stock market variation
Bradesco
Banco Bradesco S.A.
Bradesco BBI
Banco Bradesco BBI S.A.
Brazil Risk
Premium required by investors for the additional risk incurred when investing in Brazil in relation to risk-free investments
BRL
Currency, Brazilian reais
CAGR
Compounded Annual Growth Rate
CAPEX
Capital Expenditures
CAPM
Capital Asset Pricing Model, asset pricing model, using the ratio between the risk (measured by Beta) and the expected return of such assets
CSLL
Social Contribution on Net Profits (“Contribuição Social sobre Lucro Líquido”)
DCF
Discounted Cash Flow
EBIT
Earnings Before Interest and Taxes
EBITDA
Earnings Before Interest, Tax, Depreciation and Amortization
EMBI
Emerging Markets Bond Index, index covering the difference between the average of sovereign bonds from an emerging country in US Dollars and bonds of the US Treasury. Used to measure the investment risk related to a certain country

This is a free translation and the Portuguese version should prevail
Glossary
Used terms
Term
Definition
FCF
Free Cash Flow
IGP-M
Brazilian Market Price Inflation Index (“Índice Geral de Preços do Mercado”)
IPCA
National extended Consumer Price Inflation Index (“Índice de Preço ao Consumidor Amplo”)
IR
Brazilian Income tax (“Imposto de Renda”)
MRP
Market Risk Premium. It is the additional return required by investors to compensate the additional risk resulting from investments in stocks when compared to risk-free investments
Net debt
Total debt after reducing the cash and cash equivalents
PIS / COFINS
Taxes on gross revenues, being PIS - Social Integration Program (“Programa de Integração Social”) and COFINS – Contribution for Social Security Financing (“Contribuição para o Financiamento da Seguridade Social”)
Risk free
Return rate obtained by an investment, theoretically without any risk. The most considered parameter is the bonds of the US Treasury
Spread
Difference between purchase and sale price of a monetary transaction
Stand alone
Independent valuation, considering no potential synergies
USD
Currency, US Dollars
WACC
Weighted Average Cost of Capital

Appendix

A. Weighted average cost of capital (WACC)
Appendix

Assumptions used in the WACC calculation

Weighted average cost of capital (WACC)

WACC composition		Considerations
Risk free ("Rf")	2.1%	*US 10-year T-Bond yield (LTM – average daily) – Bloomberg*
Levered Beta ("β")[1]	0.86	Based on raw beta of comparable companies – Bloomberg[1]
US - Market Risk Premium (%) ("MRP")	6.9%	Average annual spread - S&P 500 vs. US T-Bond (last 50 years) - Ibbotson
Country risk ("Z")[2]	3.8%	EMBI[3] - Emerging Markets Bonds Index Plus (LTM – average daily) – Bloomberg
Inflation differential Brazil x US ("i")	2.4%	Expected long term inflation differential between Brazil and US – BACEN
Cost of equity = Ke	**14.5%**	**= ((Rf + (β x MRP) + Z) x (1+ i)**
Cost of debt in R$ ("Kd")	12.1%	Average weighted cost of debt of the Company
Income tax rate in Brazil ("T")	25.0%	IR (25%). In addition, doesn't consider CSLL of 9.0%
Cost of debt = Kd X (1 - T)	**9.1%**	**= Cost of debt net of taxes**
Equity Value / Firm Value ("E")	73.1%	Target capital structure, based on the E/(D+E) ratio (E = Book Value and D = Net Debt)
Net Debt / Firm Value ("D")	26.9%	
Nominal WACC in R$	**13.05%**	**= (E x Ke) + (D x (Kd x (1 - T))**

Source: Bloomberg; Public information; IBBOTSON (2015); FactSet
Note (1) Median of unleveraged Betas (average of the last 2 years, weekly basis) from comparable companies (Ultrapar, Sunoco, CST Brands and Alimentation) re-leveraged through a target capital structure of comparable companies (as defined on page 54 of this Valuation Report); (2) For the calculations of the discount rate, we have chosen to sum the country risk premium (Z) to the risk free return (Rf) instead of multiplying it for the Beta. The country risk premium (Z) is diversifiable, once investors can allocate their portfolios in order to reduce their exposure to the risk of a specific country. Therefore Beta (β), which is a non-diversifiable risk parameter, is only applicable over the market risk premium (MRP, non-diversifiable) and not over the country risk premium (Z, diversifiable). Our option is to consider the country risk premium (Z) as diversifiable, and not sum it to MRP, posteriorly multiplying the result of the sum for the Beta, part of the assumption that foreign investors can invest in the Brazilian equity capital markets and that local investors can invest in the international equity capital markets, therefore, both of them can diversify their exposure to the country risk premium (Z) on their portfolio; (3) EMBI is an index that expresses the credit risk that foreign investors are submitted when investing in a specific country; (4) To calculate the present value of the explicit cash flows and perpetuity, the IR rate used was 25% (considering tax benefits of CSLL), resulting in a WACC of 13.0%

This is a free translation and the Portuguese version should prevail

| 49 |

Bradesco BBI

This is a free translation and the Portuguese version should prevail
Assumptions used in the WACC calculation (cont’d)
Company’s beta calculation
Source: Bloomberg; FactSet; Analized companies Note: (1) Ultrapar net debt considers long-term investments of R$254.7 mm; (2) Target structure considering the selected comparable companies; (3) Does not consider Social Contribution on Net Profit (CSLL) of 9.0% (Alesat’s tax benefit)
Calculation of the Company’s beta
Mm in local currency
2 3
Equity Net Levered D/E Marginal Unlevered
Company Country Value Debt Beta - Lßm Tax - T Beta - Ußm
Ultrapar Brazil 58,665 5,902 1.28 10.1% 34% 1.20
CST US 3,340 1,653 0.81 49.5% 40% 0.62
Sunoco US 2,843 4,121 1.37 145.0% 40% 0.73
Aldrees Saudi Arabia 1,405 340 0.64 24.2% 20% 0.53
Median 1.04 36.8% 0.68
Ußm = Lßm
[1 + (1 -T) x (D/E)]
Lßc = [1 + (1 -t) x (D/E)] x Ußm
Unlevered D/E Marginal Levered
Beta - Ußm Tax - T Beta - Lßm
0.68 36.8% 25.0% 0.86

Assumptions used in the WACC calculation (cont'd)

Selected comparable companies, considering their relevance / exposure to the fuel distribution business

Company	Overview
ULTRA	• Multi-business company with operations in retail and fuel distribution, chemical specialties and liquid bulk storage • Approximately 14 thousand direct employees • Owner of the Ipiranga chain, one of the largest fuel distributors in Brazil • Company listed on the BM&FBOVESPA and NYSE
CST	• North American chain of retail and fuel distribution • Operations through: – Approximately 3,000 distribution stations – Approximately 14,500 employees • Present in 32 states in the USA and 6 Canadian provinces • Company listed in the NYSE
SUNOCO	• North American chain of retail and fuel distribution • Present in 30 states in the USA • NASCAR and Indy Car official sponsor • Company listed in the NYSE
AL DREES	• Retail and fuel distribution chain, headquartered in Riyadh, Saudi Arabia • Operations through: – More than 486 distribution stations – Own fleet with more than 1,474 trucks • Company listed in the TASI (Saudi Arabia Stock Market)

Net revenue



R$ mm
11.7%
12.2%
67,736
75,655
17,404
19,524
2014 2015 1Q15 1Q16
Net revenue
Growth



US$ mm
(2.7%)
(0.1%)
(10.3%)
13,135
12,777
12,758
11,444
2012 2013 2014 2015
Net revenue
Growth



US$ mm
5.1%
19.8%
214.7%
4,277
4,493
5,382
16,935
2012 2013 2014 2015
Net revenue
Growth



US$ mm
5.8%
8.1%
7.4%
500
529
572
614
2012 2013 2014 2015
Net revenue
Growth

EBITDA and EBITDA margin



R$ mm
4.7% 5.2% 5.7% 5.4%
3,158
3,953
987
1,058
2014 2015 1Q15 1Q16
EBITDA
EBITDA margin



US$ mm
3.3% 2.8% 3.5% 4.1%
430
362
446
467
2012 2013 2014 2015
EBITDA
EBITDA margin



US$ mm
0.7% 1.1% 1.9% 3.1%
31
50
104
527
2012 2013 2014 2015
EBITDA
EBITDA margin



US$ mm
8.7% 8.7% 9.5% 9.4%
44
46
54
57
2012 2013 2014 2015
EBITDA
EBITDA margin

This is a free translation and the Portuguese version should prevail

| 51 |

Source: Companies, Bradesco BBI, FactSet

Bradesco BBI

B. Indebtedness and other adjustments
Appendix

This is a free translation and the Portuguese version should prevail
Company’s indebtedness profile
Source: Company’s public information
Net debt – December 2015
R$ mm
Index Rate Total
Banco do Brasil 119% CDI 351.6
BNDES 5.5% p.a., TJLP + 9.3% p.a. 2.0
Caixa Econômica Fed. CDI + 0.26% p.m. 172.2
Banco Alfa 123% CDI 72.7
Banco Votorantim 126.5% CDI 23.8
Working capital 622.3
Banco Saf ra CDI + 3.25% p.a., CDI +3.26% p.a. 0.0
Banco HSBC 114.8% CDI 85.3
Banco Santander 116.9% CDI 88.7
Banco Bradesco CDI + 3.2% p.a. 28.4
Banco BMG 130% CDI 16.0
Publicly held with Swap 218.5
Banco do Brasil
2.5% p.a., CDI + 3.26% p.a.,
8.4% p.a. + 1.5% p.a., 11% p.a. + 1.5% p.a. 2.5
Banco Alfa 1.5% p.a. 0.9
Banco Saf ra 3.0% p.a., 3.5% p.a. 0.9
Banco Mercedes Bens 4.0% p.a., 6.0% p.a. 19.6
Banco Volvo 4.5% p.a. + 1.5% p.a. 2.2
Fixed assets financing 26.1
HP 3.0% p.a. 0.2
CIT 0.03% p.m. 0.3
Leasing 0.4
Banco Bradesco CDI + 2% p.a. 25.8
Banco Saf ra 109% CDI 66.6
BBM S.A. CDI + 2% p.a. 20.9
Debenture 113.3
Cost of transaction f rom loans and f inancing (7.6)
Cost of transaction f rom debentures (0.9)
Cash and cash equivalents 234.6
Total net debt 737.5
Reported net debt and net debt / EBITDA
R$ mm; x
525.0
603.9
689.1
737.5
2.7x
2.9x
3.5x
2.7x
2012 2013 2014 2015
Net debt Net debt / EBITDA
Amortization schedule
R$ mm
370.5
303.6
253.2
44.8
2016 2017 2018 2019+

ANNEX III – MATERIAL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MATERIAL NOTICE

ULTRAPAR, THROUGH ITS SUBSIDIARY IPIRANGA, ENTERS INTO AN AGREEMENT TO ACQUIRE ALESAT COMBUSTÍVEIS S.A.

São Paulo, Brazil, June 12, 2016 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that its subsidiary Ipiranga Produtos de Petróleo S.A. signed today a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. and the assets integrating its operations (“ALE”), under which Ultrapar is a guarantor.

Structure of the transaction

The total value of the acquisition is R$ 2,168 million. The amount to be paid to the sellers will be deducted of ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments as of the closing date of the transaction. The parties also agreed to maintain an escrow account in order to pay for possible adjustments related to liabilities or contingencies whose triggering event occurred prior to the closing of the transaction.

The completion of the acquisition is subject to certain customary conditions precedent for this type of transaction, among which the approval by the Brazilian Antitrust Authority (“Conselho Administrativo de Defesa Econômica” – CADE), and the approval by Ultrapar’s shareholders meeting, in accordance with article 256 of the Brazilian Corporate Law, that shall be called in due course. It is worth mentioning that, even if paragraph 2 of article 256 of Brazilian Corporate Law is applicable, our shareholders will not be entitled with withdrawal rights, once Ultrapar’s shares have market liquidity and dispersion.

ALE

ALE is a fuel distributor with 20 years of history, resulting from the merger between ALE Combustíveis and Satélite Distribuidora de Petróleo. ALE markets fuels in Brazil through a network of approximately 2 thousand service stations and 260 convenience stores, supported by a logistics infrastructure with 10 logistics facilities. In 2015, ALE sold 4.3 million cubic meters of diesel, gasoline, ethanol and natural gas for vehicles, and reported net revenues of R$ 11.4 billion and EBITDA of R$ 275 million. ALE’s net debt as of December 31, 2015 was R$ 737 million.

Acquisition rationale

Ipiranga has a network of 7,241 service stations throughout Brazil, aimed to provide a complete experience to its customers, from fuel and lubricants to the most innovative and daily-use products. Its network comprises 1,919 am/pm stores, of which 537 include bakeries, and 1,473 Jet Oil units (lubes change and car specialized services). Through its differentiation strategy, based on the offer of diversified products and services, Ipiranga has the largest loyalty program of Brazil, “Km de Vantagens”, with over 21 million participants. Having developed a wide business structure and a well-established service and convenience background in the service station, Ipiranga moves more decidedly towards the “Posto Completo Digital”(Complete and digital service station) concept, materialized by digital platforms of e-commerce and the applications connecting the customer to Ipiranga’s service station network, such as the smartphone app “Abastece Aí”, a pioneer initiative that promotes a new refueling experience, offering further practicality to the consumer.

ALE’s network is geographically complementary to Ipiranga’s, especially in the Northeast region, where Ipiranga has lower market share and has focused its investments.

Ipiranga plans to extend its differentiation strategy to ALE’s network, strengthening the company and the relationship with resellers by its investment capacity. The combination of the two companies also provides improved efficiency and competitiveness, resulting in benefits to consumers, resellers and to the society as a whole.

Additional information

More information on ALE is available on Ultrapar’s website (www.ultra.com.br).

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [[ nationality ], [ civil status ], [occupation ], bearer of the identity document, number [•] [ issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”) nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, single, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; CAIO MARON ZANINI, Brazilian, single, lawyer, national identity card RG nr. 34.616.342-0SSP/SP, professional identity card OAB/SP under nr. 256.842, and enrolled at the Taxpayers Register CPF/MF under nr. 312.347.968-48; GIOVANNA FERNANDES PAULIN, Brazilian, single, lawyer, national identity card RG nr. 43.958.874-1SSP/SP, professional identity card OAB/SP under nr. 348.345 and enrolled at the Taxpayers Register CPF/MF under nr. 369.022.888-36; with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Extraordinary General Meeting to be held at 2:00 p.m. on August [•], 2016 at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Extraordinary General Meeting, for the specific purpose of voting in strict conformity with the following guidance:

(1) Approval, in accordance with the terms of paragraph 1 of Article 256 of the Brazilian Corporate Law, of the acquisition, through the Company’s wholly-owned subsidiary, Ipiranga Produtos de Petróleo S.A., direct or indirectly, of the total capital stock of Alesat Combustíveis S.A. and the assets comprising its operations, according to the Material Notice released on June 12, 2016:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

[day] [ month ] 2016.

[ Shareholder ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting of August 3, 2016)